UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Venus Concept Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

92332W204
(CUSIP Number)

Masters Capital Management, LLC 3060 Peachtree Road, NW, Suite 1425 Atlanta, Georgia 30305 Telephone- (404) 364-2021
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92332W204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Masters Special Situations, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

539,945[1]

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

539,945[1]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
539,945[1]

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.44%

14.	TYPE OF REPORTING PERSON

IA, OO

1 Comprised of (i) 306,612 shares of Common Stock (as defined herein) and (ii) 233,333 shares of Common Stock issuable upon conversion of 350,000 shares of voting convertible preferred stock, par value $0.0001 per share (“Voting Preferred Stock”).

CUSIP No.	92332W204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Masters Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,000,000[2]

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

1,000,000[2]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,000,000[2]

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.78%

14.	TYPE OF REPORTING PERSON

IA, OO

2 Comprised of (i) 333,333 shares of Common Stock (as defined herein) and (ii) 666,667 shares of Common Stock issuable upon conversion of 1,000,000 shares of Voting Preferred Stock.

CUSIP No.	92332W204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael Masters

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,539,945[3]

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

1,539,945[3]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,539,945[3]

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.23%

14.	TYPE OF REPORTING PERSON

IN, HC

3 Comprised of (i) 639,945 shares of Common Stock (as defined herein) and (ii) 900,000 shares of Common Stock issuable upon conversion of 1,350,000 shares of Voting Preferred Stock.

CUSIP No.	92332W204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Marlin Fund, Limited Partnership

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

502,980[4]

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

502,980[4]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
502,980[4]

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.93%

14.	TYPE OF REPORTING PERSON

IA, OO

4 Comprised of (i) 172,313 shares of Common Stock (as defined herein) and (ii) 330,667 shares of Common Stock issuable upon conversion of 496,000 shares of Voting Preferred Stock.

CUSIP No.	92332W204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Marlin Fund II, Limited Partnership

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

390,920[5]

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

390,920[5]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
390,920[5]

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.39%

14.	TYPE OF REPORTING PERSON

IA, OO

5 Comprised of (i) 128,253 shares of Common Stock (as defined herein) and (ii) 262,667 shares of Common Stock issuable upon conversion of 394,000 shares of Voting Preferred Stock.

CUSIP No.	92332W204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MSS VC SPV LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

539,945[6]

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

539,945[6]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
539,945[6]

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.44%

14.	TYPE OF REPORTING PERSON

IA, OO

6 Comprised of (i) 306,612 shares of Common Stock (as defined herein) and (ii) 233,333 shares of Common Stock issuable upon conversion of 350,000 shares of Voting Preferred Stock.

CUSIP No.	92332W204

Item 1.	Security and Issuer.

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No.2”) amends the Schedule 13D/A filed on November 21, 2022 (the “Amendment No.1”) (the initial Schedule 13D filed on December 23, 2021, Amendment No. 1 and this Amendment No.2 are collectively referred to herein as the “Schedule 13D”). This Amendment No. 2 relates to the Common Stock, $0.0001 par value per share (“Common Stock”) of Venus Concept Inc., a corporation incorporated under the laws of the State of Delaware, U.S.A. with its principal executive offices located at 235 Yorkland Blvd., Suite 900, Toronto, Ontario M2J 4Y8 (the “Issuer”). Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 2.	Identity and Background.

Item 2 is hereby amended and supplemented as follows:

(a)-(c), (f)

This Schedule 13D is being filed jointly by (i) Masters Special Situations, LLC, a Georgia limited liability company (“MSS”), (ii) Masters Capital Management, LLC, a Georgia limited liability company (“MCM”), (iii) Michael Masters, a United States citizen, (iv) Marlin Fund, Limited Partnership, a Georgia limited partnership (“MFLP”), (iv) Marlin Fund II, Limited Partnership, a Georgia limited partnership (“MFIILP”), and (v) MSS VC SPV LP, a Delaware limited partnership (“MSSVC”) (collectively, the “Reporting Persons”).

The principal business address of the Reporting Persons is 3060 Peachtree Road, NW, Suite 1425, Atlanta, Georgia 30305.

Michael Masters is the controlling founder of each of MSS and MCM, each an investment management firm that serves as the investment manager to certain private funds, including MFLP, MFIILP, Marlin Fund III Limited Partnership (“MFIIILP”), Marlin Master Fund Offshore II, LP (“MMFO”) and MSSVC.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Common Stock beneficially owned by the Reporting Persons came from the working capital of the private funds managed by each of MSS and MCM (including MFLP, MFIILP and MSSVC).

No borrowed funds were used to purchase the shares of Common Stock, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

Item 4 is hereby supplemented by adding thereto the following:

On February 27, 2024, the Issuer sold 817,748 shares of Common Stock to certain institutional investors pursuant to a prospectus supplement, filed with the Securities and Exchange Commission (the “Commission”) on February 27, 2024, and a prospectus, dated October 25, 2021, filed with the Commission as a part of the Issuer’s registration statement on Form S-3 (File No. 333-260267) (the “Public Offering”). In addition, on February 27, 2024, in a concurrent private placement, the Issuer also sold to the investors private placement warrants to purchase 817,748 shares of Common Stock (the “Private Placement,” and together with the Public Offering, the “Offerings”). The Reporting Persons did not participate in either the Public Offering or the Private Placement. This Amendment No. 2 is being filed solely to report a greater than 1% decrease in the percentage of shares of Common Stock beneficially owned by the Reporting Persons due to the increase of shares of Common Stock outstanding as a result of the Public Offering.

On May 11, 2023, the Issuer effected a reverse stock split (the “Reverse Stock Split”) of the Issuer’s Common Stock at a ratio of 15:1. The share and per share amounts reported in this Schedule 13D give effect to the Reverse Stock Split for all periods presented herein, except as otherwise noted.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a)-(c)

As of the date of this Amendment No. 2 to Schedule 13D, (i) Michael Masters may be deemed to be the beneficial owner of 1,539,945 shares of Common Stock or 21.23% of the shares of Common Stock of the Issuer, (ii) MSS may be deemed to be the beneficial owner of 539,945 shares of Common Stock or 7.44% of the shares of Common Stock of the Issuer, (iii) MCM may be deemed to be the beneficial owner of 1,000,000 shares of Common Stock or 13.78% of the shares of Common Stock of the Issuer, (iv) MFLP may be deemed to be the beneficial owner of 502,980 shares of Common Stock or 6.93% of the shares of Common Stock of the Issuer, (v) MFIILP may be deemed to be the beneficial owner of 390,920 shares of Common Stock or 5.39% of the shares of Common Stock of the Issuer, and (vi) MSSVC may be deemed to be the beneficial owner of 539,945 shares of Common Stock or 7.44% of the shares of Common Stock of the Issuer, in each case based upon the 6,355,230 shares of Common Stock outstanding as of February 27, 2024 following the consummation of the Public Offering according to the Issuer (which excludes, for the avoidance of doubt, outstanding Voting Preferred Stock).

Michael Masters has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 1,539,945 shares of Common Stock.

MSS has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 539,945 shares of Common Stock.

MCM has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 1,000,000 shares of Common Stock.

MFLP has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 502,980 shares of Common Stock.

MFIILP has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 390,920 shares of Common Stock.

MSSVC has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 539,945 shares of Common Stock.

Michael Masters has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 1,539,945 shares of Common Stock.

MSS has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 539,945 shares of Common Stock.

MCM has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 1,000,000 shares of Common Stock.

MFLP has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 502,980 shares of Common Stock.

MFIILP has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to vote or direct the vote of 390,920 shares of Common Stock.

MSSVC has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 539,945 shares of Common Stock.

There have been no transactions in the securities of the Issuer by the Reporting Persons during the last sixty days.

The aforementioned shares of Common Stock were acquired for investment purposes. The Reporting Persons may acquire additional securities of the Issuer, dispose of all or some of these securities from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Common Stock.

The Reporting Persons specifically disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Item is not applicable.

Item 7.	Material to be Filed as Exhibits.

An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 29, 2024
(Date)

Masters SPECIAL SITUATIONS, LLC

By:	/s/ Michael Masters
Michael Masters, Authorized Signatory

MASTERS CAPITAL MANAGEMENT, LLC

By:	/s/ Michael Masters
Michael Masters, Managing Member

MICHAEL MASTERS

/s/ Michael Masters

MARLIN FUND, LIMITED PARTNERSHIP

By:	/s/ Michael Masters
Michael Masters, Authorized Signatory

MARLIN FUND II, LIMITED PARTNERSHIP

By:	/s/ Michael Masters
Michael Masters, Authorized Signatory

MSS VC SPV LP

By:	/s/ Michael Masters
Michael Masters, Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 2 to Schedule 13D, dated February 29, 2024, relating to the Common Stock of Venus Concept Inc. shall be filed on behalf of the undersigned.

February 29, 2024
(Date)

MASTERS SPECIAL SITUATIONS, LLC

By:	/s/ Michael Masters
Michael Masters, Authorized Signatory

MASTERS CAPITAL MANAGEMENT, LLC

By:	/s/ Michael Masters
Masters, Managing Member

MICHAEL MASTERS

/s/ Michael Masters

MARLIN FUND, LIMITED PARTNERSHIP

By:	/s/ Michael Masters
Michael Masters, Authorized Signatory

MARLIN FUND II, LIMITED PARTNERSHIP

By:	/s/ Michael Masters
Michael Masters, Authorized Signatory

MSS VC SPV LP

By:	/s/ Michael Masters
Michael Masters, Authorized Signatory